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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February, 2003
                 --------

                              SHELL CANADA LIMITED
                -----------------------------------------------
                (Translation of registrant's name into English)


                 400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
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                    (Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                      Form 20-F [ ]          Form 40-F [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes [ ]                    No [X]

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SHELL CANADA LIMITED
                                          ------------------------------------
                                          (Registrant)

Date: February 25, 2003                   By:   "H.W. LEMIEUX"
                                              --------------------------------
                                                (Signature)

                                          H.W. Lemieux, Vice President
                                          ------------------------------------
                                                 (Name and Title)

                                          By:   "J.M. COULL"
                                              --------------------------------
                                                 (Signature)

                                          J.M. Coull, Assistant Secretary
                                          ------------------------------------
                                                 (Name and Title)


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February 10, 2003


TO: Alberta Securities Commission
    British Columbia Securities Commission
    Saskatchewan Securities Commission
    Manitoba Securities Commission
    Ontario Securities Commission
    Commission des valeurs mobilieres du Quebec
    Nova Scotia Securities Commission
    Government of Newfoundland and Labrador, Department of Justice,
         Registrar of Deeds, Companies and Securities
    Corporation Securities, New Brunswick Public Utilities Board Department of Justice and Public Services, Government of the
         Northwest Territories
    Department of Justice, Corporation Branch, Charlottetown, P.E.I. Yukon Territorial Government, Registrar of Securities
    Nunavut Legal Registries
    The Toronto Stock Exchange

Attention:  Shareholder Communications
--------------------------------------

Dear Sirs:

Re:  Shell Canada Limited, Annual and Special Meeting of Shareholders
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We advise that the noted Annual and Special Meeting of Shareholders will take place on April 24, 2003. The record date for the meeting is March 13, 2003.

Yours very truly,

"Original signed by J.M. Coull"

Jane M. Coull
Senior Solicitor and Assistant Secretary